July 11, 2011

VIA EDGAR AND FACSIMILE

Cecilia Blye, Chief

Pradip Bhaumik, Special Counsel

Securities and Exchange Commission

Division of Corporate Finance

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Telvent GIT, S.A. Form 20-F for the Fiscal Year Ended December 31, 2010 Filed April 7, 2011 File No. 0-50991 Response Letter Dated June 3, 2011

Dear Ms. Blye and Mr. Bhaumik:

We have received your comments dated June 16, 2011 to the above referenced response letter regarding the Form 20-F for the fiscal year ending December 31, 2010 (the “Filing”). The Company’s responses to your comments correspond to the numbers contained in your June 16, 2011 letter. For ease of review, we have repeated your comments in italics.

General

1.	We note your response to comment 2 in our letter dated May 10, 2011. Please expand your materiality analysis to address the possibility that your reputation and/or share value would be negatively impacted by investor sentiment regarding PetroChina, a company you characterize as a “key customer” in China, because of your relationship with that company, notwithstanding that your software license agreement prohibits the transfer of your software to any embargoed country, including Iran and Sudan, and you have no reason to believe that PetroChina is using technology you have supplied in either of those countries. In this regard, we note recent news articles reporting on activities of PetroChina or its affiliates in Cuba, Iran, and Syria, countries designated state sponsors of terrorism by the United States, and the divestment of PetroChina shares by a large institutional investor because of business ties to Iran.

Response:

Please see the response to Comment 2 below.

2.	We note that on page 75 of the Form 20-F you also characterize Sinopec as a key customer in China. In its most recent Form 20-F, Sinopec Shanghai Petrochemical Company Limited acknowledges news reports of divestment-related activity regarding its stock because its parent companies, Sinopec Corp. and Sinopec Group, operate in Iran, Sudan, Syria, and Cuba, countries designated as state sponsors of terrorism by the United States. Please expand your materiality analysis to discuss the possibility that your reputation and/or share value would be negatively impacted by investor sentiment regarding Sinopec because of your relationship with that company.

Response:

As disclosed in the Filing, the Company has commercial business relationships with both PetroChina and Sinopec. All of the Company’s business with these customers takes place in China, and the Company has no direct or, to its knowledge, indirect involvement in any activities of PetroChina and Sinopec in countries designated as state sponsors of terrorism. The Company’s combined revenues from PetroChina and Sinopec in each of 2009 and 2010 represented less than 1% of the Company’s total revenues (.55% in 2009 and .75% in 2010) in each of those years.

The Company has had a relationship with PetroChina and Sinopec for several years. To the Company’s knowledge, no investors have expressed concern regarding the Company’s commercial relationships with Sinopec and PetroChina during that time. In particular, three shareholders, which in the aggregate own approximately 60% of the Company’s outstanding shares, have not expressed any concern.

Since no shareholders, including those that own material amounts of stock, have expressed concern to date, and since the level of revenue generated by PetroChina and Sinopec in comparison to the Company’s overall revenue is not material, the Company does not believe that its commercial business relationships with Sinopec and PetroChina pose a material risk that could lead to a negative impact on the Company’s reputation or share value.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments, please contact me at 34-902-33-55-99.

Sincerely,

/s/ Ignacio González Dominguez
Ignacio González Dominguez
Chief Executive Officer